Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

B&G Foods, Inc.:

We consent to the use of our reports dated February 26, 2013, with respect to the consolidated balance sheets of B&G Foods, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011 and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, the related financial statement schedule, and the effectiveness of internal control over financial reporting of B&G Foods, Inc. as of December 29, 2012, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

October 7, 2013